

July 11, 2013

Via E-mail
Michael J. Campbell
Chief Financial Officer
Inergy Midstream, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112

> **Re: Inergy Midstream, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 26, 2013**
> **File No. 333-188930**

Dear Mr. Campbell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2, addressing the applicability of Rule 13e-3. We have reviewed your analysis of the Commission and staff guidance regarding multi-step plans for the acquisition of a class of equity securities of an issuer by or on behalf of a person who becomes an affiliate of the issuer prior to the consummation of the last step. We do not view this guidance as being clearly applicable to the CMLP merger. As an initial matter, in the context of a multi-step plan for the acquisition of CMLP common units, the acquisition can be viewed as an indirect "purchase" of these securities by Crestwood Holdings, a pre-existing affiliate of CMLP. We also note the following differences between the guidance you cite and the CMLP merger:

    - In the CMLP merger, there appears to be no multi-step plan for the acquisition of CMLP common units consisting of an initial transaction, followed by an acquisition of the "balance of the outstanding securities of such class." See Q&A No. 8 in SEC

Release No. 34-17719 (April 13, 1981). The entire purchase of CMLP common units will occur only in the merger, and no "balance" will consequently exist. At the time of this "initial acquisition" of CMLP securities, both Crestwood Holdings and NRGM would appear to be affiliates of CMLP.

- Crestwood Holdings was and will be affiliated with CMLP at all times, will be engaged in all steps of the transaction, and will control the surviving entity.

- Not all steps in the transaction involve the CMLP common units.

- The acquisition of the entire class of CMLP common units will not be for the same price. Crestwood Holdings will receive different consideration from unaffiliated unit holders of CMLP, given that it will receive no cash in the merger and will instead receive an indirect controlling interest in the surviving entity.

Please provide further analysis addressing these points, and advise us as to why you believe that this transaction should not be subject to Rule 13e-3, or a file a Schedule 13E-3 with respect to the transaction. Please note that we do not view the exception to Rule 13e-3 provided in Rule 13e-3(g)(2) to be available when security holders receive cash in the transaction, unless security holders are offered an alternative of cash in substantially equal value to the equity security meeting the requirements of the exception. See Q&A No. 11 in Release No. 34-17719. Accordingly, the Rule 13e-3(g)(2) exception is not available in this circumstance.

Outside Front Cover Page of Prospectus

2. We note your response to comment 3. Please revise the prospectus cover page to clarify that the 43.0% ownership by Crestwood unitholders following completion of the merger assumes that Crestwood Holdings will not exercise its rights under the Follow-On Contribution Agreement. In addition, on the prospectus cover page, page 13 and page 97, please disclose the percentage ownership by Crestwood unitholders following completion of the merger if Crestwood Holdings exercises its rights under the Follow-On Contribution Agreement.

Interests of Certain Persons in the Merger, page 74

Inergy Midstream, page 77

3. We note your response to comment 12. We believe that the payments from you to your named executive officers, as described in "—Accelerated Vesting of NRGY and Inergy Midstream Restricted Units" and "—Officer Severance Plan," are otherwise related to the merger. Accordingly, please provide the disclosure required by Item 402(t) of Regulation S-K with respect to such payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Laura L. Ozenberger
        Gillian A. Hobson